UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

<u>May 27, 2005</u>

Date of Report (Date of earliest event reported)

Commission File Number: 000-27743



PAC-WEST TELECOMM, INC.
(Exact name of registrant as specified in its charter)

California	**68-0383568**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1776 W. March Lane, Suite 250	
Stockton, California	**95207**
(Address of principal executive offices)	(Zip Code)

(209) 926-3300
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On May 27, 2005, Pac-West Telecomm, Inc. ("Pac-West") entered into a secured borrowing arrangement with Merrill Lynch Capital ("Merrill Lynch"), a division of Merrill Lynch Business Financial Services Inc., pursuant to which Pac-West borrowed $1.9 million at a fixed rate of 8.6%. The principal and accrued interest shall be payable in 36 consecutive monthly installments commencing July 1, 2005. Pac-West has the option to prepay the outstanding balance after 18 months but prior to 24 months subject to a premium of 3%, and if paid thereafter, accompanied by a premium of 1%. The borrowing arrangement is secured by telecommunications switching and computer equipment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PAC-WEST TELECOMM, INC.
(Registrant)

Dated: June 1, 2005

By: /s/ Peggy Mc Gaw

Peggy Mc Gaw
Vice President Finance